COOLEY GODWARD LLP                          ATTORNEYS AT LAW     BROOMFIELD, CO
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                                           JODIE M. BOURDET
                                           (415) 693-2054
                                           jbourdet@cooley.com

June 15, 2005

VIA EDGAR AND FACSIMILE

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:      SBE, Inc.
         Preliminary Proxy Statement on Schedule 14A filed May 5, 2005, amended June 6, 2005 (File No. 000-08419) Form 10-K for the Fiscal Year Ended October 31, 2004, filed January 14, 2005 (File No. 000-08419)

Dear Ms. Jacobs, Mr. Youngwood and Ms. Walsh:

On behalf of our client, SBE, Inc. (the "Company"), this letter responds to your letter dated June 14, 2005, setting forth the latest comments of the Staff (the "Staff") of the Securities and Exchange Commission regarding the above-referenced filings (the "Comment Letter"). This letter, which has also been filed electronically with the Securities and Exchange Commission, contains the Company's supplemental responses to the Staff's comments. The text of the Staff's comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. A hard copy of this letter, together with proposed amendments to the above-referenced proxy statement responsive to the Staff's comments, has been sent via facsimile to each of the addressees named above.

As you know, the Company needs the funds from the proposed financing, or needs to seek alternative funding, by July 31 in order to continue operations. The merger agreement relating to the PyX acquisition and the unit purchase agreement for the proposed financing may both be terminated by the other parties to such agreements if closing does not occur by such date. Accordingly, we respectfully request the Staff's immediate attention to the following responses. Should the Staff have any remaining questions or comments after reviewing the following, we propose that to have a conference call with representatives of the Company, the Staff and possibly representatives from BDO Seidman LLP, the Company's independent auditors, to resolve such remaining questions and comments.

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COOLEY GODWARD LLP

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 15, 2005
Page Two

Preliminary Proxy Statement filed May 5, 2005

Pro Forma Unaudited Financial Statements

1. Comment: We note from the revision to pro forma adjustment (b) that the amount allocated to intellectual property was increased to $7,913,000 from $7,088,000 in Amendment No. 1. Explain the basis for this increase and how you determined the fair value of the intellectual property. Provide us with an explanation of the assumptions used in your calculation.

    Response: In the PyX acquisition, the Company will issue 2,561,050 shares of its common stock, with an assumed value of $3.09 per share, in respect of all outstanding PyX capital stock. The assumed price per share is based on the average closing price for the Company's common stock over the period beginning five trading days prior to and ending five trading days after the date the merger agreement was signed, March 28, 2005. In the initially-filed version of the proxy statement, the Company incorrectly used a per share price that was inconsistent with EITF 99-12 to calculate the $7,088,000 intellectual property allocation and corrected the per share price to be consistent with EITF 99-12 guidelines in Amendment 1 to the proxy statement.

      The Company has determined, in accordance with paragraphs 36-39 and Appendix A of SFAS 141, that the entire purchase price for the PyX acquisition should be allocated to PyX's intellectual property. PyX is a development stage company. PyX has no significant tangible assets. Further, at the time our negotiation for acquisition, PyX had no identifiable customers or similar contractual rights, as described in paragraph A10 of SFAS 141, that would be developed over a business' history. The Company has determined that only the intellectual property is considered separable property as outlined in paragraph A11 of SFAS 141. While the founding employees may be considered key to the company, we do not believe that the employees meet the criteria of paragraph B168 and B169 of SFAS 141 as an assembled workforce. This is because each of the five PyX employees joining the Company bring to the table only the development of the intellectual property and will be provided fair value compensation over a defined employment agreement period.


2. Comment: Please refer to comment No. 3 in our letter dated May 26, 2005, We note that you do not consider the stock options to be assumed to be part of the purchase price calculation. However, paragraph 85 of FIN 44

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COOLEY GODWARD LLP

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 15, 2005
Page Three

      indicates that the fair value of unvested stock options should be considered part of the purchase price for an acquiree and the purchase price should be allocated to unearned compensation based on the intrinsic value of the unvested options. As explained in paragraph 148 of FIN 44, the unvested awards represent a form of residual equity interests that should be included in the purchase price for the combination. Explain how you considered this guidance in determining not to include the fair value of the stock options to be assumed in your calculation of the purchase price.

      Response: The Company allocated the intrinsic value of the assumed options to unearned compensation pursuant to authority provided by Paragraph 148 of FIN 44. While paragraph 148 of FIN 44 does indeed state that "The Board was persuaded by respondents' comments that the fair value of unvested awards granted by an acquirer in a purchase business combination for awards held by employees of the acquiree should be included in the purchase price for the acquiree under Opinion 16," paragraph 148 goes on to provide "However, to the extent that service is required subsequent to the consummation date of the acquisition in order to vest in the replacement awards, a portion of the intrinsic value (if any) of the unvested awards at the consummation date should be allocated to unearned compensation and recognized as compensation cost over the remaining future service period."

      In this instance, the outstanding options to purchase shares of PyX common stock will be assumed by the Company and converted into the right to receive an aggregate of 2,038,950 shares of the Company's common stock upon exercise of the underlying options. These options are all unvested and will remain unvested at the time of the closing. In order for such options to vest, the optionees' service is required subsequent to the consummation date of the acquisition. Accordingly, the intrinsic value was allocated to unearned compensation.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 44

3. Comment: Revise to indicate the number of securities that could potentially dilute pro forma basic loss per share in the future that were not included in the computation of pro forma diluted loss per share because to do so would have been antidilutive for the periods presented.

      Response: In response to the Staff's comment, the Company will add footnote disclosure to reflect the number of securities that could potentially dilute pro forma basic net loss per share. This proposed footnote disclosure has been provided supplementally to the Staff via facsimile.

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COOLEY GODWARD LLP

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 15, 2005
Page Four


Management's Discussion and Analysis of Financial Condition and Results of Operations of PyX

Results of Operations, page 52

4. Comment: In your discussion of the comparison of the quarters ended March 31, 2005 and 2004, you state that operating expenses for the quarter ended March 31, 2005 were $293,850 and net loss for the same period was $294,850. Reconcile these figures to those reported on the face of the statements of operations of PyX on page 58.

      Response: The Company will correct the typographical errors noted by the Staff. The proposed corrections have been provided supplementally to the Staff via facsimile.

Form 10-K:  For the Fiscal Year Ended October 31, 2004

Financial Statements

Note 1.  Summary of Significant Accounting Policies

Refundable Deposit, page 55

Prior Comment No. 4

5. Comment: We note that the negotiated termination terms include a provision for the execution of a Services Agreement that you entered into on April 28, 2003. Further explain how you considered this additional deliverable in determining that all the criteria for revenue recognition had occurred at the point the renegotiated contract was executed.

      Response: The forfeiture of the $4,423,000 remaining rebate was not dependent upon SBE and HP executing a services agreement or requiring the delivery of any additional services or product. The Company believes the termination agreement does not give rise to any of the criteria of paragraph 9 or Exhibit 00-21A of EITF 00-21 as a separate unit of accounting. Rather, the parties only agreed "to negotiate in good faith" to have a Services Agreement in place by December 31, 2002 and the successful or unsuccessful outcome of those negotiation had no impact on the valuation or collectibility of the forfeited refundable deposit.

      Based on SEC Staff Account Bulletin 104 guidelines, revenues should not be recognized until they are realized or realizable and earned. Revenues generally are realized or realizable and earned when all of the following criteria are met:

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COOLEY GODWARD LLP

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 15, 2005
Page Five

o     Persuasive evidence of an arrangement exists,

      The Company believes this criteria was met because a signed renegotiated contract between the Company and HP was in place.

o     Delivery has occurred or services have been rendered,

      As of October 31, 2002, no elements remained to be delivered under the renegotiated contract that would cause the forfeiture of the refundable deposit to be vacated. The Company has met all the criteria set-out in
      Item 3, including point 5 related to performance criteria of SAB 104. Further, the agreement did not require the passage of time to meet the terms of the termination agreement.

o The seller's price to the buyer is fixed or determinable, The price was clearly set forth in the terms of the renegotiated contract. and

o     Collectibility is reasonably assured.

      The criteria was met because the Company collected the cash prior to the signing of the renegotiated contract.

      As a result, in this case, the Company believes it completed all the activities necessary to both realize and recognize the revenue associated with the forfeiture of the HP refundable deposit per FASB Concepts Statement No. 5 Recognition and Measurement in financial Statements of Business Enterprises and SAB 104.

Note 15.  Loan to Officer, page 69

Prior Comment No. 5

6. Comment: You indicate that since the stock sale transaction that provided the proceeds for the remaining $239,000 occurred subsequent to the end of fiscal 2003, the reversal of the remaining loan reserve was not recorded until the first quarter of fiscal 2004. Based on your disclosure on page 35, the remaining $239,000 was received in November 2003, which was prior to the issuance of your fiscal 2003 financial statements. Further explain why it was appropriate to provide for a full valuation allowance against the remaining loan balance of $239,000 as of October 31, 2003 in light of this subsequent event.

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COOLEY GODWARD LLP

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 15, 2005
Page Six

      Response: The Company established the loan valuation allowance at the end of fiscal 2003 based on market conditions and the financial ability of the CEO to repay the outstanding loan principal balance at that time. At October 31, 2003, the Company was aware that the CEO had not yet sold his remaining Company common stock and did not yet have any proceeds available or the financial wherewithal to repay the remaining $239,000 unpaid balance of the loan. At October 31, 2003, no economic event occurred to provide us with the basis to reverse the previous loan write-down. The Company considered Paragraph 16 of SFAS 114 to determine recovery. In particular, the Company considered whether there were significant changes as discussed in paragraph 16 and believe that the CEO's ability to pay was still fully dependent on the underlying stock being liquidated.

      The Company also considered paragraph 17 of SFAS 5 as the potential recovery of this loan was considered a gain contingency. In accordance with SFAS 5, paragraph 17, the Company did not believe it appropriate to recognize the recovery of a previously reserved item prior to its economic realizability. Because the amount was due from a related party, the Company believed it appropriate to not realize the recovery of the loan amount until the cash was either received or, as in the case of the $142,000, in the hands of the transacting broker.

      However, although it would not have been appropriate under such authority for the Company to record a reversal of the previous loan write-down at October 31, 2003, the Company did disclose the receipt of payment of the remaining loan balance subsequent to October 31, 2003 in Footnote 15 - Loan to Officer and in the Liquidity section of the Management's Discussion and Analysis section of its Form 10-K for fiscal 2003.



      Please do not hesitate to call David Brunton, the Chief Financial Officer of SBE, Inc., at (925) 355-7700, me at (415) 693-2054 or Chrystal Jensen at (415) 693-2235 if you have any questions or would like additional information regarding this matter.

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COOLEY GODWARD LLP

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 15, 2005
Page Seven

Very truly yours,



/s/ Jodie M. Bourdet

cc:      Daniel Grey, SBE, Inc.
         David Brunton, SBE, Inc.
         Lee Duran, BDO Seidman LLP
         Chrystal Jensen, Cooley Godward LLP